OMB APPROVAL OMB Number: 3235-0175UNITED STATES Expires: August 31, 2007SECURITIES AND EXCHANGE COMMISSION Estimated average burden Washington, D.C. 20549hours per response. . . . .1.00

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information: Name: * _Weingarten & Winburn, LLC.___________________________________________________________________________

Address of Principal Business Office (No. & Street, City, State, Zip Code): _________4121 Bronze Leaf Court, Dayton, Ohio 45424______________________________________________________________

Telephone Number (including area code): __937-361-3051_________________________________________________________

Name and address of agent for service of process: _________RoShawn Winburn____________________________________________________________________________________ _________4121 Bronze Leaf Court, Dayton, Ohio 45424_______________________________________________________________

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ X ]** NO [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

* See footnote 1 to Item 1.

**

See Instructions 4(b) and 4(f).

SEC 1102 (12-01)

SIGNATURES

1. Form of signature if registrant is an investment company having a board of directors:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of _Dayton______ and state of __Ohio_______ on the _30th_ day of _November____ 20 _05_ .

[SEAL] Signature ___RoShawn Winburn_______________________ (Name of Registrant)BY _________President_____________________________(Name of director, trustee or officer signing on behalf of Registrant) Attest:Joseph Weingarten_____________________ (Name) ____Vice President_______________________

(Title)

2. Form of signature if registrant is an unincorporated investment company not having a board of directors.

Pursuant to the requirements of the Investment Company Act of 1940 the_______________________ (sponsor, trustee, or custodian)__________________ of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of _______________ and state of _____________ on the ______ day of _____________ 20 ____ .

[SEAL] Signature _________________________________________ (Name of Registrant)

BY _______________________________________________ (Name of sponsor, trustee or custodian)

BY _______________________________________________ (Name of officer of sponsor, trustee or custodian)

Attest: _________________________________________ (Name)

(Title) (Title)

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